Performance Sports Group Reports Record Fiscal Second Quarter 2015 Results
EXETER, NH - January 14, 2015 - Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) (“Performance Sports Group” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, reported financial results for its fiscal second quarter ended November 30, 2014. All figures are in U.S. dollars.

Fiscal Q2 2015 Financial Highlights vs. Year-Ago Quarter

•	Revenues up 47% to a record $172.3 million (up 51% in constant currency)

•	Hockey revenues up 9% to a record $113.4 million (up 12% in constant currency)

•	Adjusted Gross Profit up 57% to $62.2 million with Adjusted Gross Profit margin up 230 basis points to 36.1%

•	Adjusted EBITDA up 74% to $24.2 million (up 100% in constant currency)

•	Adjusted Net Income up 49% to $11.2 million or $0.24 per share

Management Commentary
“Our record Q2 results were driven by the continued strong performance of EASTON and another quarter of more than 10% organic sales growth,” said Kevin Davis, president and CEO of Performance Sports Group. “EASTON revenues grew 37% from the same period last year due to the success of the MAKO family of products, including the revolutionary TORQ bat. Hockey drove our organic performance, generating-on a constant currency basis-double-digit revenue growth for the fourth consecutive quarter. This was led by 22% growth in helmets and facial protection, 20% growth in our protective line, which includes gloves, pants and under protective gear, and 19% growth in skates.

“Apparel also continued to grow significantly, up 31% driven by a 55% increase in our performance line. Performance apparel featuring our exclusive 37.5™ fabric technology debuted just last quarter.

“In lacrosse, we experienced strong demand for our new MAVERIK products due to the launch of the OPTIK and TANK heads, and our new line of shafts. While our CASCADE business was affected by the NOCSAE decertification of the R helmet at the end of the quarter, we have since announced a simple modification that meets their certification standards. We also began shipping new, modified R helmets in December. Excluding the impact of the decertification, we estimate lacrosse revenues would have increased approximately 10% in the quarter. As a result of our efforts to resolve this issue, we have received positive feedback from consumers, retailers and coaches, and we believe this experience will strengthen both the CASCADE brand and our overall lacrosse business moving forward.

“The first half of our fiscal 2015 has been highlighted by record revenues, the smooth progression of our EASTON integration and the continued strong growth of our hockey business. We also delivered record quarterly earnings despite an estimated $0.08 per share negative impact from currency fluctuations compared to the prior year and the estimated revenue loss of lacrosse helmets in the quarter. These strong reported results in the face of such headwinds are a testament to the strength of our brands, platform and people. As we look to the second half of the fiscal year, we expect that strong currency headwinds, including the sharp devaluation of the Ruble, will continue to challenge our hockey business, and even more so than in the first half of the year. However, fiscal 2015 currently remains on track to deliver another record year of top and bottom-line performance.”

Fiscal Q2 2015 Financial Results
Revenues in the fiscal second quarter of 2015 increased 47% to $172.3 million compared to $117.1 million in the same year-ago quarter. On a constant currency basis, revenues were up 51%. The increase was due to the addition of revenues generated by EASTON and strong growth in ice hockey equipment, partially offset by an unfavorable impact from foreign exchange. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 10%.

Adjusted Gross Profit (a non-IFRS measure) in the second quarter increased 57% to $62.2 million compared to $39.6 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit increased 230 basis points to 36.1% compared to 33.8% in the year-ago quarter. The increase in Adjusted Gross Profit margin was primarily driven by the addition of EASTON as well as improvements in production costs for uniforms, partially offset by the unfavorable impact from foreign exchange (see “Non-IFRS Measures” below for further discussion).

SG&A expenses in the second quarter increased 44% to $39.3 million compared to $27.3 million in the year-ago quarter, primarily due to the addition of EASTON, costs related to the temporary lacrosse helmet decertification, and higher sales and marketing costs. As a percentage of revenues and excluding acquisition-related charges and share-based payment expenses, SG&A expenses decreased 20 basis points to 20.3% compared to 20.5% in the year-ago quarter.

R&D expenses in the second quarter increased 45% to $6.1 million compared to $4.2 million in the year-ago quarter due to continued focus on product development and the addition of EASTON. As a percentage of revenues, R&D expenses decreased 10 basis points to 3.5% compared to 3.6% in the year-ago quarter.

Adjusted EBITDA (a non-IFRS measure) increased 74% to $24.2 million compared to $13.9 million in the year-ago quarter. This increase was primarily due to the addition of EASTON and growth in hockey, partially offset by the unfavorable impact from foreign exchange. Without the impact of currency fluctuations, Adjusted EBITDA grew 100% to $27.7 million.

Adjusted Net Income (a non-IFRS measure) in the second quarter increased 49% to $11.2 million or $0.24 per diluted share, compared to $7.5 million or $0.20 per diluted share in the year-ago quarter.

On November 30, 2014, working capital was $362.4 million compared to $222.2 million on November 30, 2013, primarily due to the acquisition of EASTON and investment in apparel. Excluding the acquisition, working capital was $280.8 million as of November 30, 2014, an increase of 26% versus the year-ago quarter.

Total debt was $422.8 million at November 30, 2014 compared to $152.4 million at November 30, 2013. The Company’s leverage ratio, as defined in the Company’s credit agreements, stood at 3.62x as of November 30, 2014 compared to 2.67x one year ago. The increase reflects the Company’s financing of the EASTON acquisition.

Six Month Fiscal 2015 Financial Results
Revenues in the first six months of fiscal 2015 increased 36% to $369.4 million compared to $271.1 million in the same year-ago period. On a constant currency basis, revenues were up 39%. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 10%.

Adjusted Gross Profit in the first six months increased 34% to $135.6 million compared to $101.1 million in the year-ago period. As a percentage of revenues, Adjusted Gross Profit was 36.7% compared to 37.3% in the same year-ago period.

SG&A expenses increased by 41% to $75.4 million compared to $53.3 million in the same period a year ago. As a percentage of revenues and excluding acquisition-related charges and share-based payment expenses, SG&A expenses were 18.0% compared to 17.4% in the first six months of fiscal 2014.

R&D expenses increased by 42% to $11.9 million compared to $8.4 million in the year-ago period. As a percentage of revenues, R&D expenses were 3.2% compared to 3.1% in the first six months of fiscal 2014.

Adjusted EBITDA increased 26% to $64.1 million compared to $50.7 million in the year-ago period.

Adjusted Net Income in the first six months of fiscal 2015 increased 10% to $33.8 million or $0.74 per diluted share, compared to $30.7 million or $0.83 per diluted share in the year-ago period. The decrease in Adjusted Earnings per Share was almost entirely driven by the additional shares outstanding as a result of the underwritten public offering completed on June 25, 2014.

Conference Call
Performance Sports Group will hold a conference call tomorrow, January 15, 2015 at 10:00 a.m. Eastern time to discuss its fiscal 2015 second quarter results.

The Company’s President and CEO Kevin Davis and CFO Amir Rosenthal will host the conference call, followed by a question and answer period.

Date: Thursday, January 15, 2015
Time: 10:00 a.m. Eastern time
Toll-free dial-in number: 1-888-510-1785
International dial-in number: 1-719-325-2432
Conference ID: 5887099

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=112435 and via the investors section of the Company’s website at www.PerformanceSportsGroup.com.

A replay of the conference call will be available after 1:00 p.m. Eastern time on the same day through January 29, 2015.

Toll-free replay number: 1-877-870-5176
International replay number: 1-858-384-5517
Replay ID: 5887099

About Performance Sports Group Ltd.
Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Non-IFRS Measures
Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures, such as Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss, to provide investors with a supplemental measure of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions and (iv) other one-time or non-cash items. Adjusted EBITDA is defined as EBITDA (net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation) before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, pre-Canadian initial public offering sponsor fees, costs related to share offerings, as well as share-based payment expenses. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the Company’s initial public offering in Canada, costs related to share offerings, share-based compensation expense and other non-cash or one-time items.

Further discussion of these non-IFRS measures to the relevant reported results can be found in the tables at the end of this press release under “Non-IFRS Reconciliations” and in the Company's MD&A for the first quarter.

All references to “constant currency” reflect the impact of translating the current period results at the monthly foreign exchange rates from the prior year period. This translation impact does not include the impact of foreign exchange on the Company’s direct material costs or gains/losses on derivatives. For more information, see “Factors Affecting our Performance - Impact of Foreign Exchange” in the Company’s MD&A.

Caution Regarding Forward-Looking Statements
This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to the Company improving its lacrosse business as a result of its experiences in connection with the NOCSAE decertification, the Company being on track to deliver another record year of top and bottom-line performance and the expected continuation of strong currency headwinds, including the sharp devaluation of the Ruble, continuing to challenge the Company’s hockey business, even more so than in the first half of the fiscal year. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "trends," "indications," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products or enter into new markets on the anticipated timeline, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, inability to successfully implement our strategic initiatives, including our profitability improvement initiative, inability to successfully open and operate BAUER retail experiences and to meet current profitability expectations, inability to successfully design products that satisfy the standards established by testing and athletic governing bodies, inability to adequately address the concerns and issues related to NOCSAE’s decertification and suspension of our license, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of professional or amateur leagues in sports in which our products are used, reliance on third party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margin due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims, product recalls and license decertifications, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, undisclosed liabilities acquired pursuant to recent acquisitions, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, inability to grow market share, volatility in the market price for Common Shares, possibility that we may be declared a passive foreign investment company for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer business at the time of the Canadian initial public offering was an inversion transaction, conversions and potential future sales of Common Shares or Proportionate Voting Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign exchange derivative instruments, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations, and natural disasters, as well as the factors identified in the "Risk Factors" section of the Company’s MD&A for the second quarter and the Company’s Annual Information Form dated August 27, 2014 which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
(Expressed in thousands of U.S. dollars)

	As of	As of
	November 30, 2014	May 31, 2014
ASSETS
Cash	$14,228	$6,871
Trade and other receivables	253,299	207,584
Inventories	156,562	159,292
Income taxes recoverable	6,585	5,580
Foreign currency forward contracts	2,141	3,193
Prepaid expenses and other assets	4,543	6,062
Total current assets	437,358	388,582

Property, plant and equipment	13,060	13,572
Goodwill and intangible assets	399,834	407,123
Other non-current assets	4,762	475
Deferred income taxes	16,152	10,743
TOTAL ASSETS	$871,166	$820,495

LIABILITIES
Debt	$104,459	$91,518
Trade and other payables	47,440	42,116
Accrued liabilities	45,237	38,593
Provisions	9,948	6,238
Income taxes payable	321	3,788
Retirement benefit obligations	345	358
Total current liabilities	207,750	182,611

Debt	318,317	431,573
Provisions	210	257
Retirement benefit obligations	5,258	5,506
Other non-current liabilities	120	115
Deferred income taxes	2,368	2,606
TOTAL LIABILITIES	534,023	622,668

EQUITY
Share capital	273,808	145,970
Contributed surplus	15,545	13,426
Retained earnings	59,400	47,124
Accumulated other comprehensive loss	(11,610)	(8,693)
TOTAL EQUITY	337,143	197,827

TOTAL LIABILITIES & EQUITY	$871,166	$820,495

PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	November 30,		November 30,
	2014	2013	2014	2013
Revenues	$172,254	$117,094	$369,389	$271,080
Cost of goods sold	116,321	79,136	249,519	173,383
Gross profit	55,933	37,958	119,870	97,697
Selling, general and administrative expenses	39,302	27,329	75,370	53,309
Research and development expenses	6,096	4,215	11,912	8,378
Income before finance costs, finance income, other expenses and income tax expense	10,535	6,414	32,588	36,010
Finance costs	9,890	3,059	18,270	4,486
Finance income	(1,990)	(1,699)	(3,764)	(3,795)
Other expenses	23	48	27	27
Income before income tax expense	2,612	5,006	18,055	35,292
Income tax expense	1,630	1,563	5,779	10,593
Net income	$982	$3,443	$12,276	$24,699

Other comprehensive income (loss):
Items that may be reclassified to net income:
Foreign currency translation differences	(3,599)	3	(2,948)	(2,546)
Items that will not be subsequently reclassified to net income:
Actuarial gains on defined benefit plans, net	30	—	31	12
Other comprehensive income (loss), net of taxes	(3,569)	3	(2,917)	(2,534)
Total comprehensive income (loss)	$(2,587)	$3,446	$9,359	$22,165
Basic earnings per common share	$0.02	$0.10	$0.29	$0.70
Diluted earnings per common share	$0.02	$0.09	$0.27	$0.67

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2014	2013	2014	2013

Gross profit	$55.9	$38.0	$119.9	$97.7

Amortization & depreciation of acquired assets	3.6	0.9	6.8	1.8
Inventory step-up / step-down & reserves	0.9	0.5	7.1	0.9
Other	1.8	0.2	1.8	0.7

Adjusted Gross Profit	$62.2	$39.6	$135.6	$101.1

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF NET INCOME TO EDITDA AND TO ADJUSTED EBITDA (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2014	2013	2014	2013

Net income	$1.0	$3.4	$12.3	$24.7

Income tax expense	1.6	1.6	5.8	10.6
Depreciation & amortization	5.4	2.2	10.4	4.4
Interest expense, net	4.0	1.3	8.6	3.0
Deferred financing fees	0.6	0.4	1.3	0.7
Unrealized (gain)/loss on derivative instruments, net	(0.6)	1.3	0.9	0.7
Foreign exchange (gain)/loss	5.1	(0.4)	7.1	(1.0)
EBITDA	$17.1	$9.8	$46.4	$43.1

Acquisition Related Charges:
Inventory step-up / step-down & reserves	0.9	0.5	7.1	0.9
Rebranding / integration costs	1.1	0.5	3.5	1.9
Acquisition costs	0.9	1.2	1.0	1.8
Subtotal	$2.9	$2.2	$11.6	$4.6

Costs related to share offerings	—	0.4	0.1	0.4

Share-based payment expense	1.7	1.3	3.5	1.9

Other	2.5	0.2	2.5	0.7

Adjusted EBITDA	$24.2	$13.9	$64.1	$50.7

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME AND TO ADJUSTED EPS (UNAUDITED)
(Expressed in millions of U.S. dollars, except share and per share amounts)

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2014	2013	2014	2013

Net income	$1.0	$3.4	$12.3	$24.7

Foreign exchange loss / (gain)	3.7	1.5	6.8	0.3
Costs related to share offerings	—	0.4	0.1	0.4
Acquisition-related charges	6.2	2.8	18.0	5.9
Share-based payment expense	1.7	1.3	3.5	1.9
Other	2.5	0.2	2.5	0.7

Tax impact on above items	(3.9)	(2.1)	(9.4)	(3.2)

Adjusted Net Income	$11.2	$7.5	$33.8	$30.7

Average diluted shares outstanding	46,659,728	37,292,366	45,459,179	36,887,031

Adjusted EPS	$0.24	$0.20	$0.74	$0.83

PERFORMANCE SPORTS GROUP LTD.
SEGMENT RESULTS (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2014	2013	2014	2013

Hockey	$113.4	$104.5	$273.8	$252.5
Baseball/Softball	49.2	2.1	81.6	3.8
Other Sports	9.7	10.5	14.0	14.8

Total Revenues	$172.3	$117.1	$369.4	$271.1

Company Contact:
Amir Rosenthal
Chief Financial Officer
Tel 1-603-610-5802
investors@performancesportsgroup.com

Investor Relations:
Liolios Group Inc.
Cody Slach
Tel 1-949-574-3860
PSG@liolios.com

Media Contact:
Steve Jones
Sr. Director, Corporate Communications
Performance Sports Group Ltd.
Tel 1-603-430-2111
media@performancesportsgroup.com